

Mail Stop 3030

November 30, 2015

Via E-mail
Roger Susi
Chief Executive Officer and President
Iradimed Corporation
1025 Willa Springs Drive
Winter Springs, FL 32708

> **Re: Iradimed Corporation
> Registration Statement on Form S-3
> Filed November 3, 2015
> File No. 333-207778**

Dear Mr. Susi:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Fee Table

1. We note that you have provided a dollar amount of securities that you intend to register for resale by the selling shareholders. Please revise this table and your disclosure throughout the prospectus to provide the number of shares that you intend to register for resale by the selling shareholders. Refer to Securities Act Rules Compliance and Disclosure Interpretations Questions 228.03 and 228.04. Also file a revised legal opinion covering that number of shares.

Selling Stockholders, page 5

2. Please revise to describe more specifically the transactions in which the securities were sold to the selling security holders. Refer to Regulation S-K Item 507.

Incorporation of Certain Documents by Reference, page 9

3.   Please revise to incorporate the description of your common stock from your Form 8-A filed on July 10, 2014, and any amendments thereto. Refer to Item 12(a)(3) of Form S-3.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Brian Soares at (202) 551-3580 or Tim Buchmiller, Senior Attorney, at (202) 551-3635 with any questions.

Sincerely,

/s/ Tim Buchmiller for

Amanda Ravitz
Assistant Director
Office of Electronics and Machinery

cc: Leib Orlanski, Esq.
       K&L Gates LLP